May 18, 2015

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention: Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Ohr Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014 Filed December 22, 2014 File No. 001-35963

Greetings:

We are in receipt of the Staff’s letter of comment, dated April 22, 2015, and, on behalf of Ohr Pharmaceutical, Inc. (“Ohr” or the “Company”), have the responses set forth below.

Please be advised that the following responses correspond to the numbered paragraphs (in bold) in the Staff’s letter.

Business, page 1

1.	We note your response to our prior comment 2. However, we do not agree that you have disclosed the requested information. In your future annual report, please expand the disclosure in your Business section to include a discussion of your material patents and patent applications, including the following:
•	Specific products, product groups and technologies to which such patents or patent applications relate;
•	Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
•	Type of patent protection such as composition of matter, use or process;

May 18, 2015

•	Patent expiration dates and expected expiration dates for pending patent applications;
•	Identification of applicable jurisdictions where patents are issued or where patent applications are pending;
•	Contested proceedings and/or third-party claims over any of your patents or patent applications.

 Please provide the draft disclosure for your future annual report in your response letter.

Response:

We will address this in the next annual report. The language we expect to include, subject to changes through our year-end, is as follows:

Our Patents and Other Proprietary Rights

Patents and other proprietary rights are important to our business. It is our policy to seek patent protection for our assets, and also to rely upon trade secrets, know-how and licensing opportunities to develop and maintain our competitive position.

We generally seek worldwide patent protection for our products and have foreign patent rights corresponding to most of our U.S. patents. We currently own or have exclusively licensed several issued U.S. patents and non-US patents and have additionally U.S. and non-U.S. pending patent applications. These patent and patent applications include US 7981876, 8716270, 6262283, 7728157, 6962909, and 20130281420 to cover the Squalamine formulations, composition of matter, methods of manufacture and synthesis and uses.

Under an agreement with Akina, Inc (“Akina”), we license patents, with an estimated expiration date of May 28, 2029, relating to nano/micro particle fabrication technology for sustained release of proteins and other biologics. The worldwide, exclusive, sub-licensable license was granted to SKS (now Ohr) for use in developing ocular products.

May 18, 2015

Pursuant to the terms of the Uruguay Round Agreements Act, the term of a U.S. patent is 20 years and is measured from the date that the patent application was filed rather than the prior calculation of term which was 17 years from the date that the patent issued. Patent term may be extended beyond the 20-year period when the U.S. Patent Office fails to examine the patent application in a timely manner before issuance of the patent. Our issued U.S. patents expire between 2015 and 2029, excluding any potential patent grants or extensions which would extend the term of patent protection. We take advantage of patent term adjustment whenever available and expect to seek patent term extensions following marketing approval. Under the Drug Price Competition and Patent Term Restoration Act of 1984 and the Generic Animal Drug and Patent Term Restoration Act of 1988, a patent that claims a product, use or method of manufacture covering a drug may be extended for up to five years to compensate the patent holder for a portion of the time required for FDA review.

While we file and prosecute patent applications to protect our inventions, our pending patent applications might not result in the issuance of patents or our issued patents might not provide competitive advantages. Also, our patent protection might not prevent others from developing competitive products using related or other technology.

In addition to seeking the protection of patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovation, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees.

The scope, enforceability and effective term of issued patents can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in pharmaceutical patents, so that even issued patents might later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of patent protection in any country. The patents we obtain and the unpatented proprietary technology we hold might not afford us significant commercial protection. Additional information regarding risks associated with our patents and other proprietary rights that affect our business is contained under the headings “Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on our business and substantial costs, even if we prevail” under the heading “Risk Factors”.

There are no contested proceedings and/or third-party claims over any of our patents or patent applications.

Financial Statements
Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
Goodwill and Intangibles, page F-10

2.	Regarding the license rights referred to in our prior comments 9 and 10, you state herein that you amortize the license rights over the remaining life of the patents that you have rights for, and that the current license rights have a remaining life of 16 years. Please explain to us why the remaining life of the related patents is the appropriate amortization period. In your response, tell us the stated term of the license rights and describe for us the relationship of the license rights to the related patents.

May 18, 2015

Response:

The license rights are coterminous with the remaining life of the patents, and at this time management does not anticipate the license rights will lose value prior to the end of the life of the patents. We expect to use the license rights for the entire period of the patents. After expiry of the patents, the commercial value of any products using the license rights is likely to be significantly diminished.

3.	Please tell us the statement of operations line item where your finite-lived intangible amortization expense is recorded. You disclose on page 22 and F-10 that the amortization is in general and administrative expense but on page F-13 you disclose that the amortization is in research and development expense.

Response:

Our finite-lived intangible amortization expense is recorded in the research and development expense line item. References to the amortization in general and administrative expense was an error.

Note 3 – Asset Acquisitions, page F-12

4.	Please refer to your response to our prior comments 9 and 10 regarding the intangible assets acquired in the SKS acquisition. You state on page 2 of Form 10-K “The transaction provided Ohr with a proprietary, patent protected, sustained release technology platform under development as well as a pipeline of pre-clinical sustained release drug product candidates…” (emphasis added).
•	Please confirm to us our understanding that the license rights you valued at $17.7 million encompasses the “proprietary, patent protected, sustained release technology platform,” and tell us whether and, if so, the nature of other significant intangible assets therein.

May 18, 2015

o	As the platform, which was under development, appears to have been incomplete at the date of acquisition, please tell us why the license rights is not an intangible asset used in research and development activities and assigned an indefinite life until the completion or abandonment of the associated research and development efforts.
o	If you assert, however, that the platform was complete at the date of acquisition, tell us why that is the case, what the intended use of the license rights was as of that date, and how the license rights have been used since then.
•	Please confirm to us our understanding that the “potential projects using the license rights [that] were at too early a stage to ascribe a fair value to in-process research and development” referred to in your response represent the “pipeline of pre-clinical sustained release drug product candidates” referred to above. Also, confirm, if true, that you did not ascribe a fair value and record these potential projects as assets because they did not have substance. That is, confirm to us that, at the time of acquisition, there had not been performed research and development activities that constituted more than insignificant efforts and that:
o	met the definition of research and development under FASB ASC 730-10; and
o	resulted in the creation of value.

Response:

We confirm that the license rights we valued at $17.7 million encompass the “proprietary, patent protected, sustained release technology platform.” The platform enables incorporating pharmaceutical molecules into the platform micro particle technology. Use of the term “under development” refers to testing molecules using the platform to develop sustained release commercial pharmaceutical products; that is, research and development relates to developing new products using this platform. The Company assigned a finite-life to this asset because the platform was complete at the date of acquisition and can be used currently for development of new products. We confirm that the “potential projects using the license rights [that] were at too early a stage to ascribe a fair value to in-process research and development” referred to in our response represent the “pipeline of pre-clinical sustained release drug product candidates” referred to above. We also confirm that we did not ascribe a fair value and record these potential projects as assets because we determined that they did not meet the definition of research and development activities under FASB ASC 730-10.

May 18, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OHR PHARMACEUTICAL, INC.

By:	/s/ Irach Taraporewala
Irach Taraporewala Chief Executive Officer

By:	/s/ Sam Backenroth
Sam Backenroth
Principal Financial Officer, Principal Accounting Officer and Controller

 cc: James Kardon, Esq.